June 2, 2005

650 Town Center Drive, 20th Floor
Costa Mesa, California 92626-1925
Tel: (714) 540-1235 Fax: (714) 755-8290
www.lw.com

FIRM / AFFILIATE OFFICES

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File No. 030160-0022

Via EDGAR

John Fieldsend
Staff Attorney
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Volcom, Inc. Registration Statement on Form S-1 filed on April 29, 2005 (File No. 333-124498)

Dear Mr. Fieldsend:

     We hereby respond on behalf of Volcom, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), as set forth in the Staff’s letter of comment dated May 25, 2005 (the “Comment Letter”), to the above referenced Registration Statement. The Company has filed, via EDGAR, this letter (tagged correspondence) and Amendment No. 1 to the Registration Statement (the “Amendment”).

     For your convenience, we are sending a copy of this letter, the Amendment and supplemental materials in the traditional, non-EDGAR format, including a version of the Amendment that is marked to show changes from the originally filed Registration Statement, and will forward a courtesy package of these documents to our other examiners: H. Christopher Owings, Anthony Watson and George Ohsiek.

     The Company has the following responses to the Staff’s comments in the Comment Letter. For your convenience, each response corresponds to the comment that immediately precedes it, each of which has been reproduced in italics below from the Comment Letter in the order presented. In addition, please note that the page references in our responses correspond to the pagination of the Amendment, as marked to show changes from the original filing, which pagination differs from that in the originally filed Registration Statement in some respects.

General

1.	Please file all required exhibits in a timely manner so that we may have sufficient time to review them before you request effectiveness of your registration statement. Also, please

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confirm that any preliminary prospectus you circulate will disclose all non-Rule 430A information, including the price range and related information based on a bona fide estimate of the public offering price within that range.

     Response: The Company acknowledges the Staff’s comment and has filed all such exhibits with the Amendment except for Exhibits 1.1, 5.1, 10.5, 10.6, 10.7 and 23.3 because their terms have not been finalized. The Company will file these exhibits as soon as possible after they are finalized, which is anticipated to be in connection with the next amendment of the Registration Statement.

     We confirm that any preliminary prospectus the Company circulates will include all non-Rule 430A information, including the price range and related information based on a bona fide estimate of the public offering price within that range and other information that was left blank throughout the document. We note that the Staff may have further comment on this information.

2.	Please provide us with copies of any additional artwork you intend to use as soon as possible for our review and comment. Please keep in mind that we may have comments on these materials and you should consider waiting for these comments before printing and circulating any artwork.

     Response: We respectfully advise the Staff that all graphics the Company intends to use in the prospectus were included in the initial filing of the Registration Statement. In accordance with the Staff’s comment, the Company has revised the artwork contained in the Amendment to delete references to Dashenka Pruchazka and “tradeshow madness.”

3.	Please review your disclosure and ensure that you identify the source for the statements you provide. Currently, you include many factual statements, but you have not indicated whether the source of this information is based upon management’s belief, industry data, reports/articles, or any other source. If the statements are based upon management’s belief, please indicate that this is the case and include an explanation for the basis of that belief. Alternatively, if the information is based upon reports or articles, please provide these documents to us, appropriately marked and dated. The following are examples only of the statements for which you need sources:

•	“We believe that we have one of the world’s leading brands in the action sports industry, built upon our history in the boardsports of skateboarding, snowboarding and surfing.” Prospectus Summary, page 1.

•	“We believe that the increase in our revenues during this period resulted primarily from increased brand recognition and growing acceptance of our products at existing retail stores.” Overview, page 25.

•	“We were the first apparel company founded on the boardsports of skateboarding, snowboarding and surfing.” Business, page 39.

     We may have further comments once we examine your revisions.

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     Response: We have supplementally provided support for the industry and market data referenced above in a folder provided herewith and referenced as Appendix A to this letter. Pursuant to Rule 418(b) under the Securities Act of 1933, as amended, the Company respectfully requests that the folder provided herewith and referenced as Appendix A be returned to the Company upon completion of the Staff’s review of the Registration Statement. With regard to statements based upon management’s belief, we have included the qualifying statement “we believe” in the disclosure contained in the Registration Statement. In each such instance, the belief of management is based upon management’s experience with the Company and tenure working in the industry generally. We have added additional “we believe” language at pages 1, 24, 25, 41, 42 and 47 to further clarify that these factual statements are solely the belief of management based upon its collective experience. One such “we believe” that we added directly addresses the third bulletpoint referenced in the Staff’s comment.

Prospectus Summary, page 1

4.	Please remove the last sentence of the first paragraph of your Summary section. The defined entities are clear from their context.

     Response: In accordance with the Staff’s comment, the Company has deleted the last sentence of the first paragraph of the Summary section on page 1.

5.	The Summary section is intended to provide a brief overview of the key aspects of your offering. Currently, your Summary is too long and repeats much of the information fully discussed in other sections. For example, you should remove or substantially shorten the discussion of your business strengths and growth strategy. The Summary is only intended to provide a brief snapshot of the offering. See Instruction to Item 503(a) of Regulation S-K.

     Response: The Company has revised the disclosure contained in the Summary section in response to the Staff’s comments in order to shorten the Summary section and provide less repetition between the Summary section and other sections of the Registration Statement. Please see the revised disclosure under the heading “Summary” in the Amendment.

Risk Factors, page 7

6.	Your Risk Factors section should be a discussion of the most significant factors that make your offering speculative or risky. You should place risk factors in context so your readers can understand the specific risk as it applies to you. See SEC Release No. 33-7497. Also, you should not present risks that are generic or contain boilerplate language that could apply to any issuer or any offering. We believe a discussion of risk in generic terms does not tell your readers how the risk may affect their investment in you. Please revise your Risk Factors section generally to write each risk factor in plain English and avoid using boilerplate or generic risk factors. See Item 503(c) of Regulation S-K. As examples, please consider the following risk factors:

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•	“If our marketing efforts are not effective, our brand may not achieve the broad recognition necessary for our growth strategy.”

•	“Any inability to control costs or receive timely deliveries from our manufacturers could harm our business.”

•	“If we are required to establish new manufacturing relationships due to the termination of current key manufacturing relationships, we would likely experience increased costs, disruptions in the manufacture and shipment of our products and a loss of revenue.”

Further, some of your risk factor discussions do not clearly and concisely convey the actual risk, such as the last risk factor on page 12 and the last risk factor on page 15. Some of your risk factor should be separated into multiple risk factors, such as the first full risk factor on page 9, the first risk factor on page 10, and the second risk factor on page 12. Consider whether other subsections or elements of a discussion within a subsection are necessary for this section and whether certain risk factors can be revised or combined so they are not repetitive. Accordingly, please thoroughly revise this section to more precisely articulate the risks to your offering from each risk factor, and to ensure that each factor is written in plain English. We may have additional comments based upon your revisions.

     Response: In accordance with the Staff’s comment, the Company has re-evaluated many of its risk factors and has revised the Amendment to take into effect the Staff’s comments. Please see the revised disclosure under the heading “Risk Factors” in the Amendment. The Company has evaluated each risk factor contained in the section “Risk Factors—Risks Related to Our Business” and determined that each risk is significant to the Company and important for an investor to understand when making an investment decision in the Company. The Company also believes that the current industry risk factors are typical for similarly positioned companies in the action sports apparel industry and that deleting industry risk factors may lead an investor to believe that an investment in the Company is less speculative than an investment in a similar action sports apparel company. We note that the Staff may have further comment on this information.

We may be adversely affected by the discontinuance of our licensing..., page 11

7.	In the countries in which you have business operations, please discuss any specific stability risks based upon the country’s political or economic systems and any risks from the possibility or effects of a natural disaster. If there are none of these specific risks, please state this in your risk factor.

     Response: We respectfully advise the Staff that the Company does not currently have any business operations outside of the United States and Canada. Outside of the United States and Canada, the Company only derives revenues from licensees who sell the Company’s products. The Company does not currently believe that stability risks or natural disasters are a material risk to the Company’s licensing revenues. The Company also does not currently believe

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that stability risks or natural disasters will be a material risk should the Company establish its own operations in Europe. The Company respectfully submits that including language that there are no specific risks relating to European political or economic systems or risks from the possibility of natural disasters would be contrary to the requirement that companies only include a discussion of the most significant factors that make the offering speculative or risky.

Changes in the mix of retailers to whom we distribute our products could..., page 11

8.	Please remove the names of your customers from this risk factor. You should discuss these customers in your Business section, but here you should provide the risk only.

     Response: In accordance with the Staff’s comment, the Company has removed the names of its customers from this risk factor on page 11.

Our internal controls over financial reporting may not be considered effective..., page 13

9.	Please consider deleting your references to the consulting firm and the Vice President of Finance you hired to improve your internal controls, as this tends to mitigate the risk you are discussing.

     Response: In accordance with the Staff’s comment, the Company has deleted the reference in the risk factor to the consulting firm and the Vice President of Finance it hired to improve its internal controls on page 13.

The large number of shares eligible for sale following this offering may..., page 15

10.	Except for the first sentence, this risk factor does not appear to be a risk but information that belongs in another section of this document. Please revise or advise.

     Response: In accordance with the Staff’s comment, the Company has revised its disclosure on page 14.

Use of Proceeds, page 19

11.	You state that you intend to use $20 million of your offering’s net proceeds to repay indebtedness you expect to incur in distributing your undistributed S corporation earnings to your existing stockholders. Since you will use a material part of your proceeds to discharge indebtedness, please set forth the interest rate and maturity of that indebtedness. See Instruction 4 to Item 504 of Regulation S-K.

     Response: The Company respectfully advises the Staff that the Company will no longer be using the net proceeds to repay indebtedness and will instead use $20.0 million of the net proceeds from the offering to directly distribute its estimated undistributed S corporation earnings to its existing stockholders upon the close of the offering. Prior to the Amendment, the Company had discussed issuing a note prior to the close of the offering and then repaying the note from the use of proceeds. The Company has revised the Amendment to reflect that the use

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of proceeds will not be used to repay indebtedness on pages 3, 13 and 18. Please see the revised disclosure under the heading “Use of Proceeds” in the Amendment.

12.	Along with providing the principal purposes for which you will use the offering’s net proceeds, you must state the approximate amount you intend to use for each purpose. See Item 504 of Regulation S-K. Currently, you disclose only the amount of the proceeds you will use to repay your indebtedness. Therefore, please disclose how much of your proceeds you will spend on all the other purposes for which you are conducting this offering.

     Response: In accordance with the Staff’s comment, the Company has included additional information on page 18 regarding the approximate amount it intends to use for purposes other than the proposed $20.0 million stockholder distribution, where determinable, and has revised the Amendment. Please see the revised disclosure under the heading “Use of Proceeds” in the Amendment. The Company is unable to quantify with any reasonable certainty the amounts that it may expend for the other purposes disclosed in the Use of Proceeds section at this time and believes that providing estimates would not be helpful to investors.

13.	You state that management will have significant flexibility in applying the net proceeds of this offering. However, you may reserve the right to change the use of proceeds only if the reservation is due to certain contingencies. Therefore, please discuss these contingencies and indicate your possible alternative uses of the proceeds. See Instruction 7 to Item 504 of Regulation S-K.

     Response: In accordance with the Staff’s comment, the Company has reworded the disclosure on page 18 relating to the Company’s reservation of the right to change the use of proceeds. The Company has disclosed the categories of possible uses of the proceeds but has not yet determined any specific allocation within those categories. The Company believes that any contingencies that may affect how the proceeds are used would be speculative and providing such speculation would not be helpful to investors. The Company also respectfully submits to the Staff that the Company has included a risk factor on page 13 relating to management having significant flexibility in applying the use of proceeds.

Management’s Discussion and Analysis of Financial Condition and Results..., page 25

14.	We note from the disclosure on page 13 that you are instituting changes to address and improve your internal control procedures and compliance capabilities. In this section, please discuss the improvements that you must make to your internal and disclosure controls to the extent that you believe you will have difficulty implementing these changes and that these areas will remain a risk to your financial reporting obligations.

     Response: In accordance with the Staff’s comment, the Company has included disclosure on page 26 to address that it is instituting changes to address and improve its internal control procedures and compliance capabilities and that these areas will remain a risk to its financial reporting obligations.

15.	Please expand this section to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or

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result in your liquidity decreasing or increasing in any material way. Please provide additional information about the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood of the extent past performance is indicative of future performance. Please discuss whether you expect your financial position to remain its current level or to increase or decrease. Also, you should consider discussing the impact of any changes on your earnings. Further, please discuss in reasonable detail:

•	economic or industry-wide factors relevant to your company, and

•	material opportunities, challenges, and risks in the short and long term and the actions you are taking to address them.

See Item 303 of Regulation S-K and SEC Release No. 33-8350.

     Response: In accordance with the Staff’s comment, the Company has included additional disclosure on pages 24 — 26. The Company has also included additional material trends and uncertainties information regarding the World Trade Organization’s elimination of quotas and the recent United States Department of Commerce initiated safeguards with respect to certain cotton items on page 25. This additional disclosure also presents one of the Company’s (and the apparel industry’s) most significant challenges in both the short and long-term and discusses the actions the Company is taking to address the situation. Additional industry-wide factors relevant to the Company’s success are found on page 25 discussing demand for our products in the action sports youth lifestyle market. Additionally, the Company respectfully focuses the Staff on the disclosure regarding seasonality and quarterly results contained on pages 32 and 33, which provides a potential investor information about the quality and variability of the Company’s earnings and cash flows.

Overview, page 25

16.	Please revise your Overview subsection to provide a balanced, executive level discussion of the most important matters on which you focus in evaluating your financial condition and operating performance. Consider including disclosure of key operating indicators on which management focuses in assessing the business. For example, to the extent management analyzes the following data, you should consider disclosing the number of repeat purchases, total customers, active customers, new customers, average order value, and the number of purchases for each period presented. See Item 303 of Regulation S-K and SEC Release No. 33-8350.

     Response: While the Company does not generally analyze repeat purchases, total customers, active customers, new customers, average order value or the number of purchases for periods, in accordance with the Staff’s comment, the Company has revised the disclosure on page 25 to include additional disclosure relating to several operating indicators the Company does use when assessing the business. These indicators are generally not quantifiable with respect to period over period comparisons but do provide the Company with insight into its

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operating performance with key retailers. Other than these factors, the Company focuses on revenues and gross margins, which are discussed on pages 27 and 28.

17.	Please explain how you determine the retailers that “merchandise [y]our products in an environment that supports and reinforces [y]our brand image and provides a superior in-store experience.”

     Response: In accordance with the Staff’s comment, the Company has revised the disclosure on page 24 to state: “We sell to retailers that we believe merchandise our products in an environment that supports and reinforces our brand image and provide a superior in-store experience.” The Company respectfully submits to the Staff that including such additional language provides an investor with the information that the statement is based upon management’s belief and experience. The Company’s belief is based upon both industry knowledge regarding retailers’ experience and general standing within the Company’s core markets of skateboard, snowboard and surf retailers and interaction with the retailers during trade shows and site visits.

18.	You state that you seek to mitigate possible disruptions in product flow by diversifying your manufacturing across numerous manufacturers in countries that you believe to be politically stable. Please disclose the number of manufacturers you have and the percent located in each of the countries you mention.

     Response: In accordance with the Staff’s comment, the Company has added additional disclosure regarding the percentage of manufacturing production from each of China, Mexico, India, Macau and Sri Lanka on page 46 of the section “Business—Manufacturing and Sourcing.” The Company respectfully submits to the Staff that including the percent or number of manufacturers located in each of these countries would not be helpful to an investor because the percentage of manufacturers in each country does not equal the percentage of production in each country.

19.	In clear and concise language, please disclose the meaning of the phrase “leverage these expenses over a growing base of revenue.”

     Response: In accordance with the Staff’s comment, the Company has revised its disclosure on page 25.

Results of Operations, page 27

20.	This section explains the types of expenses that are included in each operating expense category. However, the dollar amounts just repeat information that is available from the face of the income statement. Please expand this information to explain the reasons for period-to-period changes. For example, you state that your product revenue increase in 2004 resulted primarily from increased demand across all of your product categories. Please disclose why you believe demand increased. Also, you state that your licensing revenue increase was due to an increase in sales by your international licensees. Please disclose why you believe your international licensees’ sales increased.

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     Response: In accordance with the Staff’s comment, the Company has revised its disclosure relating to revenue growth to include disclosure relating to several of the Company’s largest retailers opening additional stores over the last year and to note that those store openings likely have contributed to an increase in the Company’s product revenues. We believe it is necessary to note, however, that period-over-period increases in the Company’s product revenues as judged solely by additional store openings by its largest retailers may not be a useful or accurate measure of revenue increases because the Company’s products may not be carried in every new store.

     The Company acknowledges the Staff’s comment and desires to provide as much information regarding the reasons for period to period changes as possible. The greatest driver in the Company’s revenue growth and increases in sales by its international licensees has been the popularity of the brand across the entirety of its target market—both in the United States and internationally. Providing additional reasons for the increases in financial performance would not be helpful to an investor because market acceptance of the brand is the most significant factor driving the increases in the Company’s financial performance. The Company has not released additional categories of products or opened a material amount of accounts during the periods provided in the Registration Statement; market acceptance of the brand as a whole has driven financial performance.

21.	In light of the fact that license revenues are based on a percentage of net sales of your licensees, we assume that license revenues contribute 100% gross margin for each period presented. If so, please supplement your discussion of overall gross margin changes with a discussion of changes in gross margin related specifically to product revenues. From 2002 to 2003 gross margin increased by 3.0%, which you attribute to enhanced inventory management. However, it appears that license revenues contributed 0.5% of the 3.0% gross margin increase. Please revise.

     Response: In accordance with the Staff’s comment, the Company has revised its disclosures regarding overall gross margin changes to include a discussion specifically related to gross margin on product revenues.

Revenues, page 27

22.	You state that your revenues from your top five customers were $48.6 million in 2004 out of total revenues of $113.2 million. You disclose that Pacific Sunwear is one of these five customers, please consider disclosing the other four as well if their loss would be material to you.

     Response: The Company respectfully advises the Staff, that none of the other top five customers referenced on page 27 accounted for more than 8.0% of the Company’s product revenues for the three months ended March 31, 2005 or for the year ended December 31, 2004 and the Company does not believe the loss of one of the retailers would be material. For the Staff’s information, Zumiez Inc. (8.0% of product revenues for the three months ended March 31, 2005 and 5.6% of product revenues for the year ended December 31, 2004) and Tilly’s Inc. (5.2% of product revenues for the three months ended March 31, 2005 and 4.6% of product

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revenues for the year ended December 31, 2004) were the only retailers (other than Pacific Sunwear) that accounted for 5.0% or more of the Company’s product revenues for the three months ended March 31, 2005 or for the year ended December 31, 2004. For these reasons, the Company believes that disclosure of these retailers is not material to an investor.

Selling, General and Administrative Expenses, page 28

23.	Please tell us if the lawsuit you mention in this section is The Active Wallace Group complaint you discuss on page 52. If not, please disclose all the information about this lawsuit required by Item 103 of Regulation S-K in your Litigation section.

     Response: The Company respectfully advises the Staff that the lawsuit discussed on pages 28, 30 and 31 is the Active Wallace Group complaint that is disclosed on page 54.

Seasonality and Quarterly Result, page 30

24.	Please disclose your basic and diluted net income per share for each quarter presented as required by Item 302(a)(1) of Regulation S-K.

     Response: In accordance with the Staff’s comment, the Company has disclosed on page 33 of the Amendment its basic and diluted net income per share for each quarter presented.

Credit Facilities, page 33

25.	You state that your credit facility with Bank of the West includes certain restrictive covenants, including requirements that you maintain specified minimum levels for net profit after tax, tangible net worth, and your current ratio. In this section, please disclose all of these requirements.

     Response: In accordance with the Staff’s comment, the Company has revised its disclosure on page 35 to specify the minimum levels for net profit after tax, tangible net worth, and its current ratio.

26.	Also, you state that as of December 31, 2004, you had no outstanding borrowing under this credit facility. Please disclose whether you have had any outstanding borrowing under the credit facility since that time. If so, please disclose the amounts and purposes of the borrowing. If not, please revise your disclosure with a more contemporaneous date.

     Response: The Company has had no outstanding borrowings under the credit facility since December 31, 2004 and has no outstanding borrowings under the credit facility as of the date of the Amendment.

Business, page 39

27.	Please provide the form of your organization and any other material disclosure required by Item 101(a) of Regulation S-K.

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     Response: In accordance with the Staff’s comment, the Company has included additional disclosure on page 42.

28.	Please provide the financial information regarding your foreign operations required by Item 101(d) of Regulation S-K.

     Response: In accordance with the Staff’s comment, the Company has added disclosure relating to all foreign countries, in total, in which it derives revenue on page 41. The Company does not believe any individual country outside of the United States provides a material amount of revenues to the Company.

Selective Distribution Model, page 40

29.	You state that you regularly evaluate your retailers to ensure they continue to meet your standards for quality and presentation. Please discuss these standards and your methods to evaluate how your retailers are meeting these standards.

     Response: In accordance with the Staff’s comment, the Company has revised this sentence on page 42 to state: “We monitor our retailers to ensure they continue to meet our expectations for quality and presentation.” The Company does not have formal standards for quality and presentation and instead relies upon the more general expectation of ensuring that products are sold in an environment that supports and reinforces its brand image, as discussed on page 42 in the section “Business—Business Strengths—Selective Distribution Model.”

30.	Please discuss how you handle your working capital items. Also, please discuss industry practices in handling working capital items. For example, please disclose how you compare with others in your industry in carrying the proper amount of inventory and assure yourself of a continuous allotment of goods from your suppliers. Also, please discuss how your policies regarding your customers’ rights to return merchandise compare with industry practice. See Item 101(c)(1)(vi) of Regulation S-K.

     Response: In accordance with the Staff’s comment, the Company has provided additional disclosure on page 48.

Flexible, Efficient Sourcing Model, page 40

31.	You state that you developed processes that allow you to maintain control over critical aspects of the production process while enhancing production flexibility and capacity. Please discuss these processes.

     Response: In accordance with the Staff’s comment, the Company has revised this sentence on page 43.

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Selectively Enhance and Expand Our Product Offerings, page 42

32.	Please discuss why you believe that “significant potential exists in [y]our boys category and [y]our outerwear, boardshorts and denim products.” Also, please discuss the “innovative products and product lines” that you intend to introduce.

     Response: In accordance with the Staff’s comment, the Company has revised this paragraph on page 44.

33.	Please discuss what you mean by “natural product extensions that can be sold through [y]our current distribution channels.”

     Response: In accordance with the Staff’s comment, the Company has revised this paragraph on page 44. The disclosure was designed to mean new product offerings, similar in type to our current product offerings, which the Company could sell through its current distribution channels. The Company does not currently have specific plans to bring any such products to market but routinely assesses consumer preferences and trends.

Manufacturing and Sourcing, page 44

34.	You state that you use third parties to assist you in monitoring the quality and labor practices of your manufacturers. Please disclose the manner in which they perform these services.

     Response: In accordance with the Staff’s comment, the Company has revised this paragraph on page 47.

35.	Please disclose why you believe alternate sources of merchandise for all product categories are available at comparable prices should you change your suppliers. Further, please discuss any other factors that may disrupt the availability of your products, and your alternative should a disruption occur. See Item 101(c)(1)(iii) of Regulation S-K.

     Response: In accordance with the Staff’s comment, the Company has revised this paragraph on page 47.

Distribution and Sales, page 45

36.	You state that all your products received into your distribution centers in Orange County, California and Kamloops, British Columbia are subject to strict quality control standards. Please discuss these standards.

     Response: In accordance with the Staff’s comment, the Company has revised this sentence on page 48.

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Athlete Sponsorship, page 46

37.	You state sponsoring high profile skateboarding, snowboarding, and surfing athletes is an essential promotional tool to continue building your brand. Therefore, please provide these agreements as exhibits. See Item 601(b)(10) of Regulation S-K.

     Response: The Company respectfully advises the Staff that while sponsoring high profile athletes is an essential promotional tool and a significant part of the Company’s business as described on page 49, each of these agreements is made in the ordinary course of the Company’s business and individually are not material. The Company currently contracts with in excess of 75 team rider athletes around the world. The Company does not believe its business is substantially dependent upon any single contract with any sponsored athlete and, accordingly, does not believe that any of these agreements should be filed as exhibits.

38.	In the biographies of some of your athletes, you include opinion statements without indicating the source of these opinions. For example, you state that Geoff Rowley is “one of the best skateboarders in the world and his natural talent and image are well known.” Also, you state that Mark Appleyard is “becoming one of the most popular young skateboarders in the world.” Therefore, please disclose whether the opinions are based upon management’s belief, industry data, reports/articles, or any other source.

     Response: In accordance with the Staff’s comment, the Company has revised the disclosures on pages 49 and 50 relating to Geoff Rowley, Mark Appleyard, Shaun White, Terje Haakonsen, Bjorn Leines, Janna Meyen, Bruce Irons and Claire Bevilacqua.

39.	We note that in the artwork you provide, you state the names of your athletes and music performers. However, there are some names that are not mentioned elsewhere in your document. For example, please tell us why you have put the names of Dashenka Pruchazka and Caswell Berry in your artwork. Also, please tell us the meaning of “tradeshow madness.”

     Response: In accordance with the Staff’s comment, the Company has deleted the name Dashenka Pruchazka from the artwork and deleted the term “tradeshow madness” from the back cover. As noted in the Staff’s comment, Dashenka is an artist who takes part in the Company’s Featured Artist Series discussed on page 51. The Company has added Caswell Berry in its discussion of high-profile sponsored athletes on page 50.

Music, page 49

40.	Please include your distribution agreement with WEA Rock LLC as an exhibit. See Item 601(b)(10) of Regulation S-K.

     Response: The Company does not believe that the distribution agreement with WEA Rock LLC is material to its business and entering into a distribution agreement is within the Company’s ordinary course of business. Revenues derived from Volcom Entertainment are less than one percent of the Company’s total revenues. Should this agreement become material in the future, the Company agrees that it will provide the agreement to the Staff as an exhibit.

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Competition, page 50

41.	You state that you compete globally with companies of various sizes and scales, many of whom are significantly larger and have greater resources than you. Further, you list three companies with whom you compete directly: Quiksilver, Inc.; Billabong International Limited; and Burton. Please disclose your competitive position relative to these companies. If you are significantly smaller than these companies, please disclose competitors that are similar to your size. See Item 10(c)(1)(x) of Regulation S-K.

     Response: In accordance with the Staff’s comment, the Company has revised this paragraph on page 52. The Company respectfully submits to the Staff, however, that the Company does not believe that any direct competitor is its approximate size from a revenue or market capitalization perspective. The Company competes in a market where there are several large public companies and then a number of smaller regional competitors. Quiksilver and Billabong are both public companies that are larger than the Company. These two companies are the two most significant competitors the Company faces with regard to sales in the Company’s target market, however. The Company believes that Burton is also larger than the Company, though it is difficult to measure Burton’s exact size because it is a private company. There are a number of significantly smaller competitors, as noted in the disclosure in the paragraph on page 52, with sales the Company estimates to be in the $10 million to $30 million range. The Company does not currently consider these smaller companies to be significant competitors, however.

42.	You state the basis and principal methods upon which you compete with other companies. In addition, please state the positive and negative factors pertaining to your competitive position. See Item 101(c)(1)(x) of Regulation S-K.

     Response: In accordance with the Staff’s comment, the Company has added disclosure on page 52 to note that the Company competes favorably with other companies on brand management and recognition, marketing and product design, style, performance and quality, but that being a private company with limited resources has limited the Company’s ability to use significant amounts of capital to improve brand recognition and increase marketing efforts.

Imports and Import Restrictions, page 51

43.	Please explain more clearly the impact of the WTO Agreement on Textiles and Clothing, which took effect in January 2005, on your operations.

     Response: In accordance with the Staff’s comment, the Company has added disclosure on page 53 in the section “Business—Imports and Import Restrictions” to discuss the WTO Agreement and its effect on the Company.

Management Information Systems, page 51

44.	You state that Innovative Systems implemented and maintains your Full Circle software package. Please provide your agreement with Innovative Systems as an exhibit. See Item 601(b)(10) of Regulation S-K.

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     Response: In accordance with the Staff’s comment, the Company has provided this agreement as exhibit 10.8 to the Amendment.

Properties, page 51

45.	You state that you lease certain buildings under non-cancelable operating leases. Also, on page 32, you state that you own a warehouse facility and you anticipate purchasing the “Volcom House” on the North Shore of Oahu. Further, on page 39, you state you operate a Volcom branded retail store at 126 La Brea in Los Angeles, California. Please discuss briefly all your materially important physical properties to reasonably inform investors as to the suitability, adequacy, productive capacity, and utilization of these facilities. See Item 102 of Regulation S-K.

     Response: The Company believes that the only materially important physical property that it owns or leases is its executive, administrative, warehousing and distribution offices located in Costa Mesa, California, which are disclosed and described on page 53 per the requirements of Item 102 of Regulation S-K. The Company does not believe that its leases of any other facilities, including the 126 La Brea store are materially important. The “Volcom House” is a residence on the North Shore of Oahu that is used as a training center for the Company’s surf team and used for marketing purposes. The Company does not believe the “Volcom House” is a materially important physical property.

Litigation, page 52

46.	Please provide a description of the factual basis alleged to underlie the proceeding involving you and The Active Wallace Group. See Item 103 of Regulation S-K.

     Response: In accordance with the Staff’s comment, the Company has described the central factual basis alleged to underlie the proceeding on page 54.

Management, page 53

47.	If true, please confirm that changes to your board of directors, board committees, bylaws, articles of incorporation, and code of ethics will occur before you become effective. If not true, please disclose all the information about the current composition of your board and its committees and the information about your current bylaws, articles of incorporation, and code of ethics as required by Item 401 of Regulation S-K. We may have further comments upon reading your response.

     Response: The Company confirms that the changes to its board of directors, board committees, bylaws, articles of incorporation and code of ethics have either already occurred, as noted in the Amendment, or will occur prior to the Company becoming effective.

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Code of Ethics and Business Conduct, page 56

48.	You state that you will post your code of ethics on your website under the “Investor Relations” section. Please tell us when you will have this section available on your website.

     Response: In accordance with the Staff’s comment, the Company has added disclosure on page 59 to state that the code of ethics will be available on our website prior to the completion of the offering.

Executive Compensation, page 58

49.	In your Executive Compensation Table, you list René R. Woolcott and disclose his compensation. However, Mr. Woolcott is Chairman of your board of directors and not an executive officer. Therefore, please remove him from the table and include your fourth highest paid executive officer. See Item 402(a)(2) of Regulation S-K.

     Response: In accordance with the Staff’s comment, the Company has removed René R. Woolcott from the Executive Compensation Table on page 61 and inserted the fourth highest paid executive officer, Troy C. Eckert.

Option, page 62

50.	Please tell us why you are unable to disclose the number of shares and the exercise price of the option you provided to “one of [y]our service providers” on January 1, 2000.

     Response: In accordance with the Staff’s comment, the Company has included the number of shares and the exercise price on page 65.

51. Please disclose to which service provider this option was granted.

     Response: The option was granted to one of our sponsored athletes who was a consultant to the Company at the time of grant. The Company does not believe disclosure of his name is material to an investor. The disclosure of his name could, however, materially harm the competitive position of the Company because the option was granted in conjunction with his services as both a consultant and sponsored athlete and provides materially competitive information about how the Company incentivizes its consultants and sponsored athletes. The Company believes that public disclosure of the service provider’s name would provide the Company’s competitors with an unfair competitive advantage and could have material adverse consequences to the Company.

Consulting Agreement, page 63

52.	Please disclose the services for which you paid Clarendon House Advisors, Ltd., in 2002, 2003, and 2004 and whether the terms and compensation for these services are comparable to those you could have obtained from an unaffiliated third party.

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LATHAM & WATKINS LLP

     Response: In accordance with the Staff’s comment, the Company has added disclosure on page 66.

53.	Please file the consulting agreement with Clarendon House Advisors, Ltd. as an exhibit. See Item 601(b)(10) of Regulation S-K.

     Response: No written consulting agreement currently exists between the Company and Clarendon House Advisors, Ltd. The oral understanding between Clarendon House Advisor, Ltd. and the Company will no longer be in effect at the time of the offering.

Lock-Up Agreements, page 69

54.	Please tell us what factors Wachovia Capital Markets, LLC would take into consideration in deciding whether to consent to a disposition of securities prior to the expiration of the lock-up.

     Response: Wachovia Capital Markets, LLC may, in its sole discretion and at any time or from time to time, without notice, release all or any portion of the shares or other securities subject to the lock-up agreements. Any determination to release any shares or other securities subject to the lock-up agreements would be based on a number of factors at the time of determination, which may include the market price of the common stock, the liquidity of the trading market for the common stock, general market conditions, the number of shares or other securities proposed to be sold or otherwise transferred and the timing, purpose and terms of the proposed sale or other transfer.

Underwriting, page 71

55.	Please expand your third paragraph to discuss all material matters subject to approval by legal counsel as well as the “other conditions.”

     Response: In accordance with the Staff’s comment, the Company has added disclosure in the third paragraph of page 74.

56.	Please disclose which of your selling shareholders are affiliates, and disclose that an affiliate may be deemed to be an underwriter under the federal securities laws.

     Response: In accordance with the Staff’s comment, the Company has added disclosure in footnote 4 to the Principal and Selling Stockholders table on page 67. The Company believes that it would be more appropriate to include such disclosure in this table rather than in the Underwriting section because it is more relevant to the affiliate status of the selling stockholders and because such selling stockholders may not in fact be underwriters.

57.	Please identify any members of the underwriting syndicate that will engage in any electronic offer, sale, or distribution of the shares and describe their procedures to us. If you become aware of any members of the underwriting syndicate that may engage in electronic offers, sales, or distributions after you respond to this comment, please revise your response promptly to identify those members and provide us with a description of

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their procedures. Also, please briefly describe any electronic distribution in the filing. In your discussion of the procedures, tell us how they ensure that the distribution complies with Section 5 of the Securities Act. In particular, please address:

•	the communication used;

•	the availability of the preliminary prospectus;

•	the manner of conducting the distribution and sale, such as the use of indications of interest or conditional offers; and

•	the funding of an account and payment of the purchase price.

Finally, please tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of your agreement and provide us with a copy of any written agreement. Provide us also with copies of all information concerning your company or prospectus that has appeared on their website. Again, if you subsequently enter into any such arrangements, promptly revise your response. We may have further comment.

     Response: The managing underwriters have informed the Company that they do not intend to use any means of distributing or delivering the preliminary and final prospectus other than by means of printed prospectuses sent by the mails, overnight delivery services, hand delivery or similar means. The managing underwriters have further informed the Company that they will not post the preliminary or final prospectus on their websites or otherwise engage in any electronic offer, sale or distribution of the Company’s shares and, if there is an underwriting syndicate, potential underwriters that have been invited to participate in the underwriting syndicate must accept the invitation on the basis that they will not post the preliminary or final prospectus on their websites or otherwise engage in any electronic offer, sale or distribution of the Company’s shares. However, the preliminary prospectus may be made available in connection with an Internet roadshow as discussed in the paragraph below.

     The Company has no arrangements, and the managing underwriters have informed the Company that they have no arrangements, with a third party to host or access the preliminary prospectus on the Internet. While one of the managing underwriters will arrange with NetRoadshow, Inc. (www.netroadshow.com) to conduct an Internet roadshow, the purpose of this arrangement will not be specifically to host or access the preliminary prospectus. The primary purpose of the Internet roadshow is to provide access to the roadshow to the institutional investors who cannot, or elect not to, attend the roadshow meeting in person. The Company understands that NetRoadshow, Inc. conducts Internet roadshows in accordance with the NetRoadshow, Inc. no-action letter dated July 30, 1997 received from the Commission, and other similar no-action letters, in connection with virtual roadshows. The Company understands that, in accordance with such no-action letter, an electronic version of the preliminary prospectus, identical to the copy filed with the Commission and distributed to the live attendees, is required to, and will, be made available on the NetRoadshow, Inc. website which is located at

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www.netroadshow.com. The managing underwriters have been informed by a representative of NetRoadshow, Inc. that no information regarding the Company or the offering currently appears on the NetRoadshow website.

58.	Please tell us the mechanics of how and when the shares of your directed share program will be offered and sold to persons in the program. For example, please explain to us how you will determine the prospective recipients of reserved shares. Tell us when and how they will indicate their interest in purchasing shares. Also, please tell us:

•	how and when the issuer and underwriters will contact the direct share investors, including the types of communications used;

•	when the shares and money will be exchanged;

•	when purchasers become committed to purchase their shares;

•	how and when the number of shares offered will be determined; and

•	whether the procedures for the directed share program differ from the procedures for the general offering to the public.

     Response: The Company has selected D.A. Davidson & Co. to administer its directed share program. The identification of and allocation of shares to investors is handled by the Company and the mechanics of selling the shares is handled by D.A. Davidson & Co. A group of senior executives at the Company identifies a list of directors, officers, business associates and related persons and employees who will be entitled to purchase shares in the program and the initial allocation amounts. The Company then forwards this list to D.A. Davidson & Co. Once the preliminary prospectus has been printed, D.A. Davidson & Co. will mail a package to each person listed by the Company explaining that D.A. Davidson & Co. is administering the Company’s directed share program, enclosing a preliminary prospectus, an indication of interest form and new account forms. A list of frequently asked questions will also be included in the package. Each of the documents (other than the preliminary prospectus) will contain language which is mandated by Rule 134 under the Securities Act of 1933. If a person is interested in participating, (s)he completes the new account form so that D.A. Davidson & Co. can open an account to receive the shares once allocated. On the evening of pricing (and after the Registration Statement has been declared effective) the Company will forward to D.A. Davidson & Co. a final list of allocations. D.A. Davidson & Co. will notify each person who has been allocated shares of the number of shares that have been allocated and the total purchase price due. This notification is done by phone. Participants will then wire transfer their funds or send checks to D.A. Davidson & Co. Shares are allocated the night of pricing and settle in the standard T+3 or T+4 days manner. The Company’s directed share program is a part of the underwritten offering. Except for the selection of the recipients, the use of materials that specifically relate to the directed share program and the process described above, the procedures

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for the directed share program are substantially the same as the procedures that the underwriters will use to offer securities to the general public.

Listing on the Nasdaq National Market, page 73

59.	Please disclose the Nasdaq National Market’s listing requirements and distribution standards that you must meet.

     Response: The Company is aware of and has reviewed with its advisers the listing requirements for the Nasdaq National Market and is confident it will satisfy such listing requirements.

Consolidated Financial Statements, page F-1

60.	Please update the financial statements and related financial information included in the filing as required by Rule 3-12 of Regulation S-X.

     Response: The Company has updated the consolidated financial statements and related financial information included in the filing through the period ended March 31, 2005 as required by the Rule 3-12 of Regulation S-X.

61.	Please confirm that future amendments to Form S-1 will retroactively reflect your stock split that will occur prior to your offering. See paragraph 54 of SFAS 128 and SAB Topics 4:C and 4:D.

     Response: After consummation of the Company’s planned stock split, all future amendments to the Registration Statement will retroactively reflect the effects of the stock split.

Consolidated Statement of Operations, Page F-5

62.	Please revise the interest expense, net, line item to present interest income and interest expense as separate line items. Net presentation is not appropriate. If you do not believe the amounts netted are individually material, please set forth the basis for your materiality judgment and consider whether the individual components should be discussed in your Management’s Discussion and Analysis section as an alternative. See paragraphs 7 and 8 t Rule 5-03 of Regulation S-X.

     Response: For the years ended December 31, 2002, 2003 and 2004, amounts related to interest expense and interest income were as follows:

	2002	2003	2004
Interest Expense	$129,000	$30,000	$21,000
Interest Income	—	—	15,000

Interest Expense — net	$129,000	$30,000	$6,000

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LATHAM & WATKINS LLP

     Because interest income was considered immaterial to each of the years presented from both a quantitative and qualitative perspective, the Company believes that net presentation is appropriate in the circumstances and that additional disclosure in the Management’s Discussion and Analysis section is not warranted. If amounts related to interest income or interest expense become material subsequent to the offering, the Company will present interest income and interest expense as separate line items and will discuss these individual components in its Management’s Discussion and Analysis section in accordance with paragraphs 7 and 8 to Rule 5-03 of Regulation S-X.

Notes to Consolidated Financial Statements, page F-8

63.	Please tell us whether you engage in cooperative advertising, offering or receive any incentives in connection with the purchase or promotion of your or your suppliers’ products, such as discounts, coupons, rebates, slotting fees, payments under buydown agreements, volume-based programs, or other consideration. If so, please tell us and disclose your accounting policy for timing of recognition and classification in the financial statements. Also, please tell us which items you treat as a reduction of revenue or as a cost or expense and your rationale for your classification. See EITF 00-22, 01-9 and 02-16.

     Response: The Company has not historically engaged in cooperative advertising, nor has it offered or received any incentives in connection with the purchase or promotion of the Company’s products or the Company’s suppliers’ products, such as coupons, rebates, slotting fees, payments under buydown agreements, volume-based programs or other consideration. The Company has, however, provided discounted pricing to some of its most significant customers in terms of sales volume, but such pricing is set at a standard discount and each sales transaction with those customers is afforded the same discount (i.e. the discounting does not require a cumulative amount of purchases before it becomes effective, nor does it begin only after certain target purchase levels are met). The Company records revenues at the discounted sales price on each and every purchase and reevaluates whether or not to offer such discounted pricing on an annual basis.

Note 1, Organization and Summary of Significant Accounting Policies, page F-8

Principles of Consolidation, page F-8

64.	Please disclose how the intercompany profits and losses on transactions with your equity method investee are accounted for in your financial statements. In this regard, we note that you have licensing and product revenues recorded from this entity. If no amounts have been eliminated in your consolidated financial statements, please tell us how you or your investee has realized the amounts. See paragraph 19(a) of APB 18.

     Response: Due to the nature of the Company’s transactions with its equity method investee, the Company has not been required to eliminate amounts relating to these transactions in its consolidated financial statements. As noted in paragraph 19(a) of APB 18, “intercompany profits and losses should be eliminated until realized by the investor or investee as if a corporate

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joint venture or investee company were consolidated.” Because the Company earns licensing revenues from its equity method investee based on a stated percentage of the licensees’ sales of Company branded products, amounts recognized as revenue by the Company are recorded as an expense by the equity method investee and hence, realized, by the equity method investee in the same period that the Company records and realizes licensing revenue. Accordingly, the Company records its share of the equity method investee’s earnings only after those earnings have been reduced to reflect the licensing expense amounts owed to the Company under the licensing arrangement.

     The Company also records an insignificant amount of product revenue, primarily on sales of samples, to its equity method investee (i.e. less than $50,000 for each of the years presented). Because of the nature of samples, the Company’s equity method investee expenses these items upon receipt, as these samples are not held for resale and are considered to represent a design expense. Thus, the equity method investee realizes a loss when title transfers (i.e. upon shipment by the Company), negating any need to eliminate profit or loss on these transactions.

     The Company notes that its policies in this regard are also consistent with the first paragraph of Interpretation 1 of APB 18, which states in part that:

All intercompany transactions are eliminated in consolidation, but under the equity method intercompany profits or losses are normally eliminated only on assets still remaining on the books of an investor or investee.

     The Company has adjusted its disclosure in Note 1 to the consolidated financial statements to reflect its policies with respect to the application of paragraph 19(a) of APB 18 to its transactions with its equity method investee. The Company notes, however, that effective with the second quarter of 2005 and the sale of its investment in Volcom Europe (the Company’s equity method investee), that the Company will no longer be applying the equity method of accounting to any of its investments.

Revenue, page F-9

65.	Please disclose information related to your allowance for product returns in Schedule II-Valuation and Qualifying Accounts or tell us why you believe this disclosure is not required. Alternatively, you may disclose the information in the notes to the financial statements. See Rules 5-04 and 12-09 of Regulation S-X.

     Response: The Company does not believe that disclosure in Schedule II – Valuation and Qualifying Accounts is required of its allowance for product returns. As required by SFAS 48, sales revenue reported in the income statement is directly reduced to reflect estimated returns. Accordingly, unlike a “valuation” account, such as the allowance for doubtful accounts, the Company notes that this allowance actually eliminates sales transactions and the related receivable from the financial statements, as opposed to providing a “valuation” account on assets recorded.

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Advertising, page F-10

66.	Please disclose the amount of advertising costs reported as assets in each balance sheet presented, or state that there were no deferred advertising costs. See paragraph 49 of SOP 93-7.

     Response: The Company had no deferred advertising costs as of December 31, 2002, 2003 and 2004 and has adjusted its disclosure accordingly.

Note 5, Investment in Unconsolidated Investees, page F-12

67.	Please disclose the number of shares issued, price per share, total dollar amount, and nature of consideration received, related to the issuance of additional stock by Volcom Europe in 2002. See Interpretive Response to Question 6 of SAB Topic 5:H.

     Response: In 2002, Volcom Europe issued 17,600 shares of stock at approximately $100 per share for total cash consideration of approximately $1,760,000. The Company has adjusted its disclosure in Note 5 to the consolidated financial statements to reflect this additional information.

Note 8, Commitments and Contingencies, page F-14

Litigation, page F-15

68.	With regard to the “The Active Wallace Group” claim you indicate here and on page 52 that you are “unable to predict the ultimate outcome of the complaint.” However, in the next sentence you disclose that the “liability, if any...will not likely have a material adverse effect....” A statement that a contingency is not expected to be material does not satisfy the requirements of SFAS 5 if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material to a decision to buy or sell your securities. Please revise your disclosure to either state an amount or range of reasonably possible losses, or state that this estimate cannot be made. See SFAS 5 and SAB Topic 5:Y.

     Response: The Company is presently unable to estimate the possible loss or range of loss that may result from its litigation involving “The Active Wallace Group” and has modified its disclosure in Note 8 to the consolidated financial statements to reflect this additional information.

Note 9, Stockholders’ Equity, page F-15

Nonemployee Share-Based Compensation, page F-16

69.	Please disclose the stock price and other significant assumptions you used in determining the fair value of the $30,800 in share-based compensation expense you recorded. See paragraph 47(d) of SFAS 123.

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LATHAM & WATKINS LLP

     Response: For purposes of determining the fair value of the right awarded to its service provider, the Company valued an “at the money” option with a five-year life using an expected volatility of 103% and a risk-free rate of return of 3.27%. No dividends were assumed in keeping with the Company’s statement of intent in the Registration Statement. The Company has modified its disclosures to reflect this additional information. As described in Note 9, the resulting fair value is being amortized over the five-year vesting period resulting in stock based compensation expense of $30,800 for the year ended December 31, 2004. The Company further notes that, because the amount of stock to be purchased under the right is capped at $200,000 and the exercise is intended to equal the fair value of the Company’s stock when it becomes known (i.e. the IPO price), the fair value of the award does not change irrespective of the stock price assumed in the valuation model (i.e. if the assumed stock price increases, each individual right to buy stock is worth more but the service provider will be able to purchase fewer shares of stock under the agreement in the aggregate; whereas, if the assumed stock price decreases, each individual right to purchase stock is worth less but the service provider will be able to purchase more shares of stock under the agreement in the aggregate).

70.	Please tell us if you plan to use the real property you purchased in April 2005 on the North Shore of Oahu as a retail operation. If so, please tell us if you have recognized any expense subsequent to December 31, 2004 related to the 25% interest in the Volcom related entity that would own and operate the retail operation in Hawaii. If not, please tell us why not.

     Response: The Company does not plan to use the real property purchased in April 2005 on the North Shore of Oahu as a retail operation. Accordingly, the Company has not recognized any compensation expense related to the 25% interest that was granted to its service provider in the event that a Volcom related entity owns and operates a retail store in Hawaii.

Note 13, Segment Information, page F-18

71.	We note your product line revenue disclosures by product category. Product line revenue disclosures should mirror the financial information used to prepare your general-purpose financial statements. Please tell us the product categories reported to senior management in daily, weekly, or monthly sales reports for purposes of managing the business. Additionally, please tell us in detail how you have concluded that the individual products you have aggregated in the product categories disclosed are similar. See paragraph 37 of SFAS 131.

     Response: For purposes of managing the business, revenues are reported to senior management using the following product categories: Mens, Girls, Snow, Boys, Entertainment, Films, and Other. Senior management does not, however, review gross profit information by product category, nor does it review sales reports below this level of detail (i.e. t-shirts, denim, wovens, etc.). Accordingly, as required by paragraph 37 of SFAS 131, the Company’s product category disclosures mirror the financial information that is used to prepare its consolidated financial statements. The Company believes the product categories disclosed are similar based on customer purchasing patterns and the targeted end consumer. The Company has grouped

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Entertainment, Films and Other in a single category because of the immateriality of the amounts involved – less than 1% of revenues in the aggregate.

72.	Please tell us how you determined that your music label, Volcom Entertainment, your film production division, Vecco Productions, and your retail store, 126 La Brea, should be aggregated into one reportable segment with your core operations. It appears to us that each of these businesses represents an operating segment as defined by paragraph 10 of SFAS 131. Please tell us how you determined that you operate in one operating segment since it appears that each of these businesses generates revenues and expenses and we assume that discrete financial information for each business is available to management, especially in light of the fact that some of the businesses appear to be distinct legal entities. If you believe these components of your business represent separate operating segments, and you meet the aggregation criteria discussed in paragraph 17 of SFAS 131, please provide us with the analysis you performed in reaching this conclusion, including your evaluation of economic similarity of the businesses. After reassessing the criteria in SFAS 131, if you believe that you have more than one reportable segment, please revise your financial statements accordingly.

     Response: The Company has determined that its music label, Volcom Entertainment, its film production unit, Veeco Productions, and its retail store, 126 La Brea, do not represent operating segments as defined by paragraph 10 of SFAS 131. Specifically, the Company’s chief operating decision maker does not regularly review the operating results of these strategic advertising and promotional initiatives to make decisions about the allocation of resources as is required under paragraph 10(b) of SFAS 131.

     Further, the Company notes that, as stated in paragraph 11 of SFAS 131, not every part of an enterprise is necessarily an operating segment or part of an operating segment as functional departments may earn revenues that are only incidental to the activities of the enterprise and would not be operating segments. The Company notes that revenues from these activities are each individually less than 1% of the Company’s total product revenues, and, in the aggregate, are approximately 1% of the Company’s total product revenues. As the Company views Volcom Entertainment, Veeco Productions and 126 La Brea as strategic advertising and promotional programs which help differentiate the Volcom brand to its consumers, the Company believes that these activities are presently incidental to the Company’s activities and thus the chief operating decision maker does not regularly review discrete financial information regarding these initiatives.

     The Company’s strategic view of these initiatives is also reflected in the Registration Statement wherein the Company’s discussion regarding Volcom Entertainment, Veeco Productions, and 126 La Brea occurs in the advertising and promotion portion of the Business section, and not in the products or product design sections.

     To the extent that these initiatives change (i.e. the Company expands retail operations), or the operating results of these initiatives begin to be regularly reviewed by the Company’s chief operating decision maker, the Company will reassess whether it meets the operating segment

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criteria as described in paragraph 10 of SFAS 131, and will provide the appropriate disclosures in future filings.

Signatures, page II-3

73.	In view of your intentions to elect directors before this registration statement becomes effective, you must have at least a majority of your board of directors, or persons performing similar functions, sign the document prior to that time. See Instructions to the Signatures section of Form S-1. Please revise or advise.

     Response: In accordance with the Staff’s comment, a majority of our board of directors will sign the Registration Statement before it becomes effective. We anticipate that a majority of the board of directors will sign our next amendment to the Registration Statement.

     Once you have had time to review our responses to the Staff’s comments and the corresponding changes in the Amendment, we would appreciate the opportunity to discuss any additional questions or concerns that you may have. Should you have any questions regarding this response, please contact me at (714) 755-8198. As we discussed, we very much appreciate your understanding of our goal to clear all material Staff comments by June 13, 2005.

Respectfully submitted,
/s/ S. Hoby Darling
S. Hoby Darling
of LATHAM & WATKINS LLP

cc:	Douglas P. Collier, Volcom, Inc. Cary K. Hyden, Latham & Watkins LLP